SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.)*

Evans Bancorp, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

29911Q208
(CUSIP Number)

December 31, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

X	Rule 13d-1(b)

Rule 13d-1(c)

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PAGE 1 OF 7 PAGES

CUSIP No.	29911Q208

1	NAME OF REPORTING PERSON Manulife Financial Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) ☐ (b) ☐
N/A

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

Number of Shares Beneficially Owned by Each Reporting Person With		5	SOLE VOTING POWER

-0-

		6	SHARED VOTING POWER

-0-

		7	SOLE DISPOSITIVE POWER

-0-

		8	SHARED DISPOSITIVE POWER

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

None, except through its indirect, wholly-owned subsidiary, Manulife Asset Management (US) LLC

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

N/A

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

See line 9 above.

12	TYPE OF REPORTING PERSON*

HC

*SEE INSTRUCTIONS

PAGE 2 OF 7 PAGES

CUSIP No.	29911Q208

1	NAME OF REPORTING PERSON Manulife Asset Management (US) LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) ☐ (b) ☐
N/A

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With		5	SOLE VOTING POWER

219,883

		6	SHARED VOTING POWER

-0-

		7	SOLE DISPOSITIVE POWER

219,883

		8	SHARED DISPOSITIVE POWER

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

219,883

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

N/A

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

5.25%

12	TYPE OF REPORTING PERSON*

IA

*SEE INSTRUCTIONS

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Item 1(a)	Name of Issuer:
Evans Bancorp, Inc.

Item 1(b)	Address of Issuer's Principal Executive Offices:
14-16 North Main Street
Angola, NY 14006

Item 2(a)	Name of Person Filing:
This filing is made on behalf of Manulife Financial Corporation ("MFC") and MFC’s indirect, wholly-owned subsidiary, Manulife Asset Management (US) LLC ("MAM (US)").

Item 2(b)	Address of Principal Business Office:
The principal business office of MFC is located at 200 Bloor Street East, Toronto, Ontario, Canada, M4W 1E5.
The principal business office of MAM (US) is located at 197 Clarendon Street, Boston, Massachusetts 02116.

Item 2(c)	Citizenship:
MFC is organized and exist under the laws of Canada.
MAM (US) is organized and exists under the laws of the State of Delaware.

Item 2(d)	Title of Class of Securities:
Common Stock

Item 2(e)	CUSIP Number:
29911Q208

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	MFC:	(g) (X)	a parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

	MAM (US):	(e) (X)	an investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

Item 4	Ownership:

(a) Amount Beneficially Owned: MAM (US) has beneficial ownership of 219,883 shares of Common Stock. Through its parent-subsidiary relationship to MAM (US), MFC may be deemed to have beneficial ownership of these same shares.

(b) Percent of Class: Of the 4,189,765 shares of Common Stock outstanding as of October 31, 2014 according to the Form 10-Q filed by the issuer with the Securities and Exchange Commission on October 31, 2014, MAM (US) held 5.25%.

(c) Number of shares as to which the person has:

(i)	sole power to vote or to direct the vote: MAM (US) has sole power to vote or to direct the voting of the shares of Common Stock beneficially owned by them.

(ii)	shared power to vote or to direct the vote: -0-

(iii)	sole power to dispose or to direct the disposition of: MAM (US) has sole power to dispose or to direct the disposition of the shares of Common Stock beneficially owned by them.

(iv)	shared power to dispose or to direct the disposition of: -0-

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Item 5	Ownership of Five Percent or Less of a Class:
Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:
See Items 3 and 4 above.

Item 8	Identification and Classification of Members of the Group:
Not applicable.

Item 9	Notice of Dissolution of Group:
Not applicable.

Item 10	Certification:
By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Manulife Financial Corporation

	By:	/s/ Graham A. Miller
	Name:	Graham A. Miller
Dated: February 11, 2015	Title:	Agent*

Manulife Asset Management (US) LLC

	By:	/s/ William E. Corson
	Name:	William E. Corson
Dated: February 11, 2015	Title:	Vice President and Chief Compliance Officer

* Signed pursuant to a Power of Attorney dated June 10, 2014 included as Exhibit A to Schedule 13F-NT filed with the Securities and Exchange Commission by Manulife Financial Corporation on August 27, 2014.

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EXHIBIT A

JOINT FILING AGREEMENT

Manulife Financial Corporation, Manulife Asset Management (US) LLC agree that the Schedule 13G to which this Agreement is attached, relating to the Common Stock of Evans Bancorp, Inc. is filed on behalf of each of them.

Manulife Financial Corporation

	By:	/s/ Graham A. Miller
	Name:	Graham A. Miller
Dated: February 11, 2015	Title:	Agent*

Manulife Asset Management (US) LLC

	By:	/s/ William E. Corson
	Name:	William E. Corson
Dated: February 11, 2015	Title:	Vice President and Chief Compliance Officer

* Signed pursuant to a Power of Attorney dated June 10, 2014 included as Exhibit A to Schedule 13F-NT filed with the Securities and Exchange Commission by Manulife Financial Corporation on August 27, 2014.

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